News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold to Host Interactive AGM on May 25

April 20, 2011 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX, TSX: NG) will live-broadcast its Annual General Meeting on May 25, 2011 starting at 2pm PST (5pm EST). The Company is offering an interactive format for this year’s meeting, with a live webcast and video of the event including an opportunity for listeners to ask questions on the phone or online.

NovaGold Annual General Meeting
Wednesday, May 25 at 2pm PST (5pm EST)
Webcast: www.novagold.net
North American callers: 1-866-212-4491
International callers: 416-800-1066

“One of our objectives for 2011 is to enhance communication and engagement with all of our stakeholders,” said Rick Van Nieuwenhuyse, President & CEO of NovaGold. “We have had great feedback from our social media presence on Twitter and Facebook, and we redesigned our website to make it more interactive and accessible. We hope that live-broadcasting our AGM will offer a new level of engagement and accessibility to both our shareholders and community partners.”

All of the shareholder proxy materials for the AGM are available on the Company’s website at www.novagold.net, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders are also welcome to attend the meeting in person at the Pan Pacific Hotel, Coal Harbour Room, 999 Canada Place, Vancouver, BC, Canada.

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About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its two core properties, Donlin Creek and Galore Creek, with the objective of becoming a low-cost million-ounce-a-year gold producer, and offers superior leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold company. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Creek project in Alaska, one of the world’s largest undeveloped gold deposits, is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited. NovaGold also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

NovaGold Contact

Rhylin Bailie
Director, Communications & Investor Relations

604-669-6227 or 1-866-669-6227